EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	CIT							Predecessor CIT
	2013		2012	2011		2010		2009
Earnings:
Net income (loss) available (attributable) to common shareholders	$675.7		$(592.3)	$14.8		$521.3		$(3.9)
(Benefit) provision for income taxes – continuing operations	92.5		133.8	158.6		245.7		(147.6)
Earnings (loss) from continuing operations, before provision (benefit) for income taxes	768.2		(458.5)	173.4		767.0		(151.5)
Fixed Charges:
Interest and debt expenses on indebtedness	1,138.0		2,897.4	2,794.4		3,079.7		2,664.6
Interest factor: one-third of rentals on real and personal properties	7.8		8.2	9.3		23.2		17.5
Total fixed charges for computation of ratio	1,145.8		2,905.6	2,803.7		3,102.9		2,682.1
Total earnings before provision for income taxes and fixed charges	$1,914.0		$2,447.1	$2,977.1		$3,869.9		$2,530.6
Ratios of earnings to fixed charges	1.67	x	(1)	1.06	x	1.25	x	(1)

(1)	Earnings were insufficient to cover fixed charges by $458.5 million and $151.5 million for the years ended December 31, 2012 and December 31, 2009, respectively.